Exhibit 2.4

Form of Lockup Agreement

Cellular Technical Services Company, Inc.
20 East Sunrise Highway
Suite 200
Valley Stream, New York 11581
Attn: Steven Katz

Ladies and Gentlemen:

                 The undersigned, a holder of membership interests in Safestitch LLC, a Virginia limited liability company (“Safestitch”) desires to acquire certain shares of the capital stock of Cellular Technical Services Company, Inc., a Delaware corporation (the “Company”), by exchanging for such shares all membership interests of Safestitch beneficially owned by such holder (the “Share Exchange”; the shares of the Company issuable in connection with the Share Exchange, collectively the “Shares”).

                 For good and valuable consideration, the undersigned hereby irrevocably agrees that following the closing of the Share Exchange, the undersigned will not, directly or indirectly, except with the consent of the Board of Directors of the Company (i) offer for sale, sell, pledge or otherwise dispose of (or enter into any transaction or device that is designed to result in the disposition by any person at any time prior to the second anniversary of the date hereof of) any Shares of the Company, (ii) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of Shares (any such transaction described in clause (i) or (ii) above, a “Sale”), whether any such Sale is to be settled by delivery of Shares or other securities, in cash or otherwise, or (3) publicly disclose the intention to do any of the foregoing, in each case, for a period commencing on the date of the closing of the Share Purchase and ending on the second anniversary of the date hereof.

                 Any transfers or distributions of Shares and transactions related thereto, from the undersigned to any partners, shareholders, members or other equity holders, managing entities or affiliates of the undersigned which are required or permitted pursuant to the partnership agreement and/or other incorporation and governing documents of the undersigned, or are completed for estate planning purposes, shall be permitted; provided, that the transferee or distributee of such Shares shall execute a similar Lock-Up Letter Agreement maintaining the restrictions hereof until the second anniversary of the date hereof.

                 In furtherance of the foregoing, the Company and its transfer agent on its behalf are hereby authorized to decline to make any transfer of securities if such transfer would constitute a violation or breach of this Lock-Up Letter Agreement and the undersigned acknowledges that all certificates for Shares will have an appropriate restrictive legend.

                 The undersigned understands that the Company will proceed with the Share Purchase in reliance on this Lock-Up Letter Agreement.

                 The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Lock-Up Letter Agreement. Any obligations of the undersigned shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

Dated: _______________	Very truly yours, By:______________________________ Name: Title:

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